UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 15, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 15 November 2023

15 November 2023
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules
News Release
French Supreme Court refers UBS legacy matter to Appeals Court
Zurich, 15 November 2023 – The French Supreme Court

issued a judgement today on a legacy matter

related
to UBS’s cross-border business activities in France between

2004 and 2012.
The Supreme Court upheld the previous court decision

regarding unlawful client solicitation and aggravated
laundering of the proceeds of tax fraud, while overturning

the confiscation of EUR 1bn, the fine

of EUR
3.75m and EUR 800m in civil damages awarded to the

French state. The case is now being referred back to
the Paris Court of Appeal, which will reconsider the

overturned elements and deliver

its judgement after a
new trial.
While UBS is pleased that the highest court in

France agrees with its position on these important

aspects of
the legal case, UBS is disappointed that the French Supreme

Court has confirmed the previous court decision
regarding unlawful client solicitation and aggravated laundering of the proceeds of tax fraud despite the
treaty between Europe and Switzerland on the taxation

of savings income and a lack of specific evidence

for
the alleged facts. UBS continues to maintain

that it acted in accordance with all applicable laws

and
regulations at all times. UBS will defend itself in the

forthcoming trial.
UBS Group AG
Investor Relations:
Switzerland:

+41-44-234 41 00
Media Relations:
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 15 November 2023

Disclaimer
This document contains statements that constitute “forward-looking statements.” While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS’s future results please refer to the “Risk Factors” and other sections of UBS’s most recent Annual Report on Form 20-F,

risk factors filed by UBS Group AG with the SEC on 31 August 2023 in Form 6-K, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K.
UBS’s Annual Report on Form 20-F,

quarterly reports and other information furnished to or filed with the US Securities and
Exchange Commission on Form 6-K are also available at the SEC’s website: www.sec.gov.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements on Form
F-3 (Registration Numbers 333-263376 and 333-272452), and on Form S-8 (Registration Numbers
333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255;

333-228653; 333-
230312; 333-249143 and 333-272975), and into each prospectus outstanding under any of the
foregoing registration statements, (2) any outstanding offering circular or similar document issued or
authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are
incorporated into its registration statements filed with the SEC,

and (3) the base prospectus of
Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004

(Registration Number 333-
111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004

and
May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
Date:

November 15, 2023